SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                        ________________
                            FORM 8-A
       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
           PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                SECURITIES EXCHANGE ACT OF 1934
                RESEARCH FRONTIERS INCORPORATED
     (Exact name of Registrant as Specified in its Charter)

                 Delaware                            11-2103466
(State of Incorporation or Organization) (I.R.S. Employer Identification No.)



     240 Crossways Park Drive
     Woodbury, New York                                     11797
     (Address of principal executive offices)            (zip code)



     If this Form relates to the
     registration of a class of
     debt securities and is
     effective upon filing
     pursuant to General
     Instruction A(c)(1) please
     check the following box.[]


     If this Form relates to the
     registration of a class of
     debt securities and is to
     become effective
     simultaneously with the
     effectiveness of a concurrent
     registration statement under
     the Securities Act of 1933
     pursuant to General
     Instruction A(c)(2) please
     check the following box. [ ]





Securities Act registration statement file number to which this form relates:
        (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                          Name of Each Exchange on Which
to be so registered                          Each Class is to be Registered

Securities to be registered pursuant to Section 12(g) of the Act:

                   Rights to purchase Common Stock
                        (Title of class)


Item 1.  Description of Registrant's Securities to be Registered.

On February 18, 2003, the Board of Directors of Research Frontiers Incorporated (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, par value $.0001 per share, of the Company (the "Common Stock") to stockholders of record
at the close of business on March 3, 2003.   In addition, a Right will
attach to each share of Common Stock issued by the Company between that time and the time the Rights become exercisable. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $60 per share, subject to adjustment (the "Purchase Price").

The terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Continental Stock Transfer &
Trust Company, as Rights Agent. This summary does not purport to be complete and should be read together with the Rights Agreement, a copy of which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Stock and become exercisable upon the earlier to occur of the following events (the "Distribution Date"):

     (a) the close of business on the 10th business day (or such later date as the Board shall determine) following the first public announcement that a person or group of affiliated or associated persons (subject to certain exceptions listed in the Rights
     Agreement, an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Share Acquisition
     Date"), or

     (b) the close of business on the 10th business day (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock.

     Until the Distribution Date:

     (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with the Common Stock certificates,

     (b) new Common Stock certificates issued after March 3, 2003 will contain a notation incorporating the Rights Agreement by reference, and

     (c) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by those certificates.

     The Rights will expire at the close of business on February 18, 2013, unless earlier redeemed or exchanged by the Company as described below.

     As promptly as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. After the Distribution Date, the separate Right Certificates alone will represent the Rights.

     If:

     (a) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged,

     (b) any person becomes an Acquiring Person and remains an Acquiring Person as of the Share Acquisition Date with respect to such person,

     (c) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreements, or

     (d) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization), thereafter, each holder of a Right will have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price. However, this will not apply to Rights beneficially owned by and Acquiring Person, whose rights will become null and void. In addition, Rights will not be exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $60 per Right, each Right not owned by an Acquiring Person following an event set forth in the preceding paragraph would entitle its holder to purchase $120 worth of Common Stock (or other consideration, as noted above) for $60.
Assuming that the Common Stock had a per share market price of $10 at such time, the holder of each valid Right would be entitled to purchase 12 shares of Common Stock for $60.

     If, following the Share Acquisition Date,

     (a) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger of the nature descended above),

     (b) any person consolidates or merges with the Company and all or part of the Common Stock is converted or exchanged for securities, cash or property of any other person, or

     (c) 50% or more of the Company's assets or earning power is sold or transferred,

each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Right.

     At any time after a person becomes an Acquiring Person and as long as no person beneficially owns 50% or more of the Common Stock the Company may exchange all or part of the outstanding and exercisable Rights for shares of Common Stock at an exchange ratio specified in the Rights Agreement.

     The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent certain types of dilution. With certain exceptions, no adjustment to the Purchase Price will be made until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares of Common Stock or Rights. In lieu thereof, an adjustment in cash may be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     At any time prior to the Distribution Date, the Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (payable in cash, Common Stock or other consideration deemed
appropriate by the Board of Directors).    Immediately upon the action
of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common
Stock (or other consideration) of the Company or for common stock of the Acquiring Person as set forth above or in the event that the Rights are redeemed or exchanged.

     Prior to the Distribution Date, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company without approval of the holders of the Common Stock. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $.0001 per Right at any time on or prior to the Distribution Date. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in the Company's equity securities or seeking to obtain control of the Company. To the extent any potential acquirers are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

     The Board of Directors declared the distribution of Rights after considering the extensive consolidation and takeover activity taking place over the past few years and the recent expiration of the Company's 1993 stockholder rights plan. The Rights are intended to protect stockholder against partial tender offers and other abusive tactics that might be used in an attempt to gain control of the Company without paying all stockholders a fair price for their shares by encouraging anyone seeking to acquire the Company to first negotiate with the Board of Directors.

Item 2. Exhibits.

          4.1  Form of Rights Agreement dated as of February 18,
               2003 between Research Frontiers Incorporated and
               Continental Stock Transfer & Trust Company, including Form of Right Certificate (Exhibit A) and Summary of Rights to Purchase Common Stock
               (Exhibit B).

                           SIGNATURE

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


RESEARCH FRONTIERS INCORPORATED

By: /s/ Robert L. Saxe
        Robert L. Saxe, Chairman
Date: February 24, 2003